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                 December 22, 2021

       Melanie Nallicheri
       Chief Executive Officer
       EQRx, Inc.
       50 Hampshire Street
       Cambridge, Massachusetts 02139

                                                        Re: EQRx, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed December 21,
2021
                                                            File No. 333-261786

       Dear Ms. Nallicheri:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Michael Davis at 202-551-4385 or Laura Crotty at 202-551-7614 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Marianne Sarrazin